SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __*)

                            CPI AEROSTRUCTURES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    125919308
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 Eric Rosenfeld
                     c/o Crescendo Partners II L.P. Series L
                           350 Park Avenue, 4th Floor
                            New York, New York 10022
                            Telephone: (212) 319-7676
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  April 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  X
                        ---

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 2 of 9 Pages
------------------------    -------------------         ------------------------


--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Crescendo Partners II, L.P. Series L

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) X
                                                                         (b) __

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          See Item 3

--------- ----------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------- ----------------------------------------------------------------------
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                        873,334 Shares
NUMBER OF       ---     --------------------------------------------------------
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                -0-
 EACH           ---     --------------------------------------------------------
REPORTING
PERSON          9       SOLE DISPOSITIVE POWER
 WITH                   873,334 Shares
                ---     --------------------------------------------------------

                10      SHARED DISPOSITIVE POWER
                        -0-
                ---     --------------------------------------------------------
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          873,334
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  __
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 3 of 9 Pages
------------------------    -------------------         ------------------------


--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Crescendo Investments II, LLC

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) X
                                                                         (b) __

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          See Item 3

--------- ----------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------- ----------------------------------------------------------------------
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                        873,334 Shares
NUMBER OF       ---     --------------------------------------------------------
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                -0-
 EACH           ---     --------------------------------------------------------
REPORTING
PERSON          9       SOLE DISPOSITIVE POWER
 WITH                   873,334 Shares
                ---     --------------------------------------------------------

                10      SHARED DISPOSITIVE POWER
                        -0-
                ---     --------------------------------------------------------
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          873,334
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  __
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 4 of 9 Pages
------------------------    -------------------         ------------------------


--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Eric Rosenfeld

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) X
                                                                         (b) __

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          See Item 3

--------- ----------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                        924,334 Shares
NUMBER OF       ---     --------------------------------------------------------
SHARES
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                -0-
 EACH           ---     --------------------------------------------------------
REPORTING
PERSON          9       SOLE DISPOSITIVE POWER
 WITH                   924,334 Shares
                ---     --------------------------------------------------------

                10      SHARED DISPOSITIVE POWER
                        -0-
                ---     --------------------------------------------------------
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          924,334
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  __
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) 873,334 of these shares are held by Crescendo Partners II, L.P. Series L. Mr. Rosenfeld is the Senior Managing Member of Crescendo Investments II, LLC, the sole General Partner of Crescendo Partners II, L.P. Series L. Therefore, Mr. Rosenfeld has the ability to vote and dispose of the shares held by Crescendo Partners II, L.P. Series L, but he disclaims ownership of the shares held by Crescendo Partners II, L.P. Series L, except to the extent of his pecuniary interest therein.

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 5 of 9 Pages
------------------------    -------------------         ------------------------

     This Schedule 13D is filed by Crescendo Partners II, L.P. Series L ("Crescendo Partners II"), Crescendo Investments II, LLC ("Crescendo Investments II") and Eric Rosenfeld ("Rosenfeld" and, together with Crescendo Partners II and Crescendo Investments II, collectively referred to as the "Reporting Persons") with respect to ownership of the common shares of CPI Aerostructures, Inc.

     The percentage of beneficial ownership reflected in this Schedule 13D is based upon 5,110,852 common shares outstanding as of April 8, 2003.

Item 1. Securities and Issuer

     The class of equity securities to which this statement relates is the common shares, par value $.001 per share ("Common Shares"), of CPI Aerostructures, Inc. ("Issuer"), a New York corporation, whose principal executive offices are located at 200A Executive Drive, Edgewood, New York 11717. The Issuer is engaged in the contract production of structural aircraft parts.

Item 2. Identity and Background

     Crescendo Partners II business address is 350 Park Avenue, 4th Floor, New York, New York 10022. Crescendo Partners II is a limited partnership organized and existing under the laws of Delaware. The principal business of Crescendo Partners II is making investments.

     Crescendo Investments II business address is 350 Park Avenue, 4th Floor, New York, New York 10022. Crescendo Investments II is a limited liability company organized and existing under the laws of Delaware. The principal business of Crescendo Investments II is to act as the sole general partner of Crescendo Partners II. Rosenfeld is the Senior Managing Member of Crescendo Investments II.

     Rosenfeld's business address is c/o Crescendo Partners II, L.P. Series L, 350 Park Avenue, 4th Floor, New York, New York 10022. Rosenfeld is a citizen of the United States. Rosenfeld is the President and Chief Executive Officer of Crescendo Partners L.P. The principal business of Crescendo Partners L.P. is making investments. Rosenfeld also serves on the Board of Directors of the Issuer, is a member of the Issuer's Compensation Committee and is Chairman of the Issuer's Strategic Planning Committee.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

     Crescendo Partners II acquired (1) 750,000 of the Issuer's Common Shares on February 19, 2003 in the Issuer's public offering; (2) 103,334 of the Issuer's Common Shares on March 18, 2003 in a private transaction; and (3) 20,000 shares of the Issuer's Common Shares on March 26, 2003 in a private transaction. Crescendo Partners II used working capital to make these acquisitions.

     On April 1, 2003, Rosenfeld was granted options to purchase 5,000 of the Issuer's Common Shares in connection with his directorship. (See Item 4(a)). Rosenfeld did not pay any consideration to acquire these options.

     In 2002, Rosenfeld and his wife acquired 46,000 shares of the Issuer's Common Shares in open market purchases. The acquisitions were made with personal funds.

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 6 of 9 Pages
------------------------    -------------------         ------------------------

Item 4. Purpose of Transactions

     The Reporting Persons made the acquisitions reported on in this Schedule 13D in the ordinary course of their business activities. The Reporting Persons may undertake one or more of the actions set forth below.

     Each of the Reporting Persons may acquire additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

     Rosenfeld holds immediately exercisable options to purchase 5,000 of the Issuer's Common Shares, at an exercise price of $6.45 per share until March 31, 2008. These options were granted in connection with his directorship.

     Other than the rights described above, and except that Rosenfeld automatically will be granted options to purchase additional shares of the Issuer's Common Shares under the Issuer's stock option plans if he continues to serve as a director, none of the Reporting Persons has any agreements to acquire any additional Common Shares at this time.

     As a director and Chairman of the Issuer's Strategic Planning Committee of the Issuer, Rosenfeld is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's Board of Directors and Strategic Planning Committee. Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) - (b) Crescendo Partners II is the beneficial owner of 873,334 Common Shares of the Issuer. Crescendo Partners II has sole voting and dispositive power over these shares. Crescendo Partners II beneficially owns 17.1% of the Issuer's Common Shares.

     Crescendo Investments II is the beneficial owner of 873,334 Common Shares of the Issuer. Crescendo Investments II, in its capacity of being the sole general partner of Crescendo Partners II, controls Crescendo Partners II. Accordingly, Crescendo Investments II is the beneficial owner of the shares held by Crescendo Partners II. Crescendo Investments II has sole voting and dispositive power over the shares held by Crescendo Partners II. Crescendo Investments II beneficially owns 17.1% of the Issuer's Common Shares.

     Rosenfeld is the beneficial owner of 924,334 Common Shares of the Issuer. This amount represents (i) 873,334 of the Issuer's Common Shares held by Crescendo Partners II, (ii) 46,000 of the Issuer's Common Shares held jointly by Rosenfeld and his wife, (iii) 5,000 of the Issuer's Common Shares issuable upon immediately exercisable options held by Rosenfeld. Rosenfeld, being the Senior Managing Member of Crescendo Investments II, exercises control over Crescendo Partners II and Crescendo Investments II. As a result of Rosenfeld's control of Crescendo Partners II and Crescendo Investments II, Rosenfeld has sole voting and dispositive power over the shares held by Crescendo Partners II. Accordingly, Rosenfeld is deemed to be the beneficial owner of the shares held by Crescendo Partners II. However, Mr. Rosenfeld disclaims ownership of the Common Shares held by Crescendo Partners II and Crescendo Investments II, except to the extent of his pecuniary interest therein. Additionally, Rosenfeld has sole voting and dispositive power over the shares held jointly with his wife. Rosenfeld beneficially owns 18.1% of the Issuer's Common Shares.

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 7 of 9 Pages
------------------------    -------------------         ------------------------

     (c) On February 19, 2003, Crescendo Partners II purchased 750,000 of the Issuer's Common Shares in the Issuer's public offering at $4.00 per share, for an aggregate of $3,000,000.

     On March 17, 2003, Crescendo Partners II entered into an Agreement with Chemical Investments, Inc. to purchase in a private transaction 103,334 Common Shares of the Issuer at $4.75 per share, for an aggregate of $490,836.50. Chemical Investments, Inc. was entitled to piggy-back registration rights, pursuant to two Registration Rights Agreements dated February 26, 2002 and one dated October 7, 1997, with respect to 83,334 of the common shares sold to Crescendo Partners II. By operation of the Registration Rights Agreements, Crescendo Partners II was assigned these registration rights.

     On March 25, 2003, Crescendo Partners II entered into an Agreement with GE Capital CFE, Inc. to purchase in a private transaction 20,000 Common Shares of the Issuer at $4.75 per share, for an aggregate of $95,000.00.

     On April 1, 2003, Rosenfeld was granted, in connection with his directorship, immediately exercisable options to purchase 5,000 of the Issuer's Common Shares, at an exercise price of $6.45 per share until March 31, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     On March 17, 2003 and March 25, 2003, Crescendo Partners II entered into the Agreements to purchase the Issuer's Common Shares described in Item 5(c) above. Pursuant to one of such agreements, Crescendo Partners II was assigned two Registration Rights Agreements, dated February 26, 2002 and one dated October 7, 1997 described in Item 5(c) above.

     On April 1, 2003, Rosenfeld entered into a Stock Option Agreement to reflect the stock option grant described in Item 4(a) above.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement (a)

     2. Stock Option Agreement, dated April 1, 2003, between the Issuer and Rosenfeld. (a)

     3. Registration Rights Agreement, dated February 26, 2002, between Issuer and Chemical Investments, Inc. as assigned to Crescendo Partners II, relating 20,000 common shares. (b)

     4. Registration Rights Agreement, dated February 26, 2002, between Issuer and Chemical Investments, Inc. as assigned to Crescendo Partners II, relating 30,000 common shares. (b)

     5. Registration Rights Agreement, dated October 9, 1997, between Issuer and Chemical Investments, Inc. (formerly known as Chase Equity Securities), as assigned to Crescendo Partners II, relating 33,334 common shares. (b)

------------------------    -------------------         ------------------------
CUSIP No. 125919308             SCHEDULE 13D              Page 8 of 9 Pages
------------------------    -------------------         ------------------------

     (a)  Filed herewith.

     (b) Form of Registration Rights Agreement filed as an exhibit to the Issuer's Registration Statement on Form SB-2 (No. 333-101902) declared effective on February 12, 2003 and incorporated herein by reference.

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 8, 2003



                                            CRESCENDO PARTNERS II, L.P. SERIES L

                                            By: Crescendo Investments II, LLC

                                            By:  /s/ Eric Rosenfeld
                                                 _______________________________
                                                 Name: Eric Rosenfeld
                                                 Title: Senior Managing Member



                                            CRESCENDO INVESTMENTS II, LLC



                                            By: /s/ Eric Rosenfeld
                                                _________________________
                                                Name: Eric Rosenfeld
                                                Title: Senior Managing Member



                                            /s/ Eric Rosenfeld
                                            --------------------------------
                                            ERIC ROSENFELD